SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTIFICATION OF RELATED-PARTY TRANSACTIONS

Parties

Braskem S.A. (“Braskem” or “Issuer” or “Buyer”) and Usina Conquista do Pontal S.A.(UCP) and Agro Energia Santa Luzia S.A. (USL), both as Sellers; and Odebrecht Agroindustrial Participações S.A. (ODB Agro Par) and Rio Claro Agroindustrial S.A. (Rio Claro) as guarantors

Relationship with the Issuer	The companies UCP, USL, ODB Agro Par and Rio Claro are indirect subsidiaries of Odebrecht S.A., which is the indirect parent company of the Issuer.
Purpose	Hydrous Ethanol Supply Agreement.
Main terms and conditions

This is a feedstock supply agreement that aims to ensure an adequate volume of feedstock, namely Hydrous Ethanol (used to produce Green Ethylene), to the Issuer, for which a commercial discount was granted on supply and contractual flexibilities were given in acquisition.

Duration: to April 30, 2018

Advance: The agreement involves an advance in the amount of R$150,000,000.00, guaranteed by a Pledge Agreement secured by the sugarcane crop and subproducts, at a net market value (measured by a specialized publication) that exceeds the amount of the advance. The asset pledged shall remain, during the existence of an advance balance, duly insured by a prime insurer and with subrogation of insurance to Buyer.

The balance of the amount advanced shall be restated by the cumulative variation in market interest rates during the duration of the agreement.

Other terms and conditions: Subject to non-disclosure clause.

Agreement execution date	March 10, 2017
Any participation by the counterparty, its partners or managers in the issuer’s decision-making process or in the negotiation of the transaction as representatives of the issuer	UCP, USL and ODB Agro Par and/or their representatives and/or managers did not participate in the negotiations or in the decision-making process as representatives of the Issuer.
Detailed justification of the reasons why the management of the issuer believes the transaction was carried out on an arm’s length basis or involves adequate compensatory payment

The commercial conditions agreed upon by the parties are aligned with Braskem’s strategy of maintaining a volume of feedstock (Hydrous Ethanol) contracted, with contractual flexibility in terms of volume, options for taking shipment, certifications and incoterms.

In the Company’s opinion, the envisaged advance on the Agreement represents adequate remuneration at market rates, a discount on the purchase price and adequate contractual flexibilities.

With regard to price making and/or taking with third parties, the Company was able in the agreement to negotiate better conditions in terms of discounts and contractual flexibilities than in its other agreements in force with other ethanol suppliers.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.